Exhibit 2

WHEREAS, Borrower designs and manufactures trichome separation equipment (“CryoSift Separator™”), and Borrower owns various patents and intellectual property in connection with trichome separation,

WHEREAS, Lender wishes to cause certain Lender affiliate entities (“Affiliates”), to be incorporated at a later date, to purchase one or more units each, up to a total of five (5) units of the CryoSift Separator™ (each, a “Unit” or “Equipment” and collectively the “Units” or “Equipment”),

WHEREAS, as a further inducement for Lender to enter into this Agreement and facilitate the sale of Units, Borrower wishes to compensate Lender with warrants to purchase Borrower shares of common stock (“Warrants”) and with 10% of Borrower net revenue as further defined herein,

Now, therefore, in addition to the premises and mutual covenants set forth in the Agreement, the Parties further agree as follows:

A.	PURCHASE

Borrower agrees to sell to designated Affiliates, and Lender agrees to cause Affiliates purchase from Borrower, the Units subject to the terms and conditions set forth in this Appendix A and as otherwise provided in the Agreement. Applicable Lender obligations in connection with this Appendix A shall be binding upon Affiliates.

B.	SALE AND PURCHASE COMMITMENT

Borrower shall identify from time to time and present to Lender potential lessees (each, a “Lessee” and collectively the “Lessees”) for the purposes of leasing Units under an Equipment Rental and Processing Fee Agreement (“Equipment Rental Agreement”) in form and substance agreeable to Lender and Borrower, and substantially aligned with the commercial terms outlined in Section B of the Term Sheet effective as of December 31, 2023 by and between Borrower and Lender, attached hereto as Appendix B (‘Term Sheet”). Within 15 (fifteen) calendar days from the date when Borrower introduces a potential satisfactory Lessee to Lender, Lender shall cause the respective designated Affiliate to promptly undertake the following actions: a) enter into the Equipment Rental Agreement, b) enter into an Equipment Sale and Purchase Agreement by and between the designated Affiliate and Borrower, c) place an order for a Unit with Borrower and d) promptly pay Borrower the purchase price for the respective Unit, which purchase price is defined herein and shall be guaranteed by Lender. Lender hereby authorizes Borrower to negotiate the Equipment Rental Agreement in a form satisfactory to Lender, substantially meeting the terms and requirements of the Term Sheet. Neither Lender nor Affiliate shall unreasonably withhold its agreement with the terms and conditions of the Equipment Rental Agreement proposed by Borrower.

The Equipment Rental Agreement shall include, inter alia, the following terms: (a) a term of no less than three (3) years; (b) the Equipment rental rate will be set at $15,000 per month (or less in case of smaller Units) (“Rental Rate”); (c) the Equipment rental rate shall be payable directly to Affiliate on the 5th of every month starting on the first full month after a unit has been delivered, deployed and installed; (d) the Equipment rental rate will be triple net to the Affiliate, which excludes all costs associated with the transportation, installation, servicing and operating of the unit, including servicing fees, maintenance fees, usage fees, deployment fees, penalty fees and all other expenses and fees, which shall be the sole responsibility of the Lessee; (e) a processing fee provision, stipulating that the Lessee shall pay a monthly processing fee which shall be split as follows: 50% of the Processing Fee shall go to Affiliate and 50% shall represent Borrower revenue as royalties for Borrower’s intellectual property for purposes of revenue recognition and shall be deposited into the lockbox account of the Borrower, for further daily distribution to Borrower, and subject to the quarterly calculation of the 10% Net Revenue Percentage Distribution as described herein; (f) Borrower will guarantee the payment of the Rental Rate within 15 (fifteen) days from a Lessee default on the payment of the Rental Rate, provided that Affiliate will provide prompt written notice to Borrower of an eventual Rental Rate payment default.

In case at any time for the duration of the Agreement any further action is necessary or desirable to carry out the purposes of the Agreement, each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party may request, at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefore under the Agreement). Without limiting the foregoing, Borrower shall from time to time at Lender request and without further consideration, execute and deliver such instruments of transfer, conveyance, and assignment in addition to those delivered hereunder, and will take such other actions as Lender may request from time to time, to more effectively transfer, convey, and assign to and vest in Affiliates the Units.

C.	BORROWER’S NET REVENUE SHARING COMMITMENT

Beginning with the payment in full of the first Unit Purchase Price by an Affiliate, Borrower shall distribute to Lender on a quarterly basis 10% (ten percent) of Borrower’s Net Revenue (“Net Revenue Percentage Distribution”), defined as following: for the purposes of this Agreement “Net Revenue” shall mean the sum of all collected Unit sales to buyers unaffiliated with Lender, its subsidiaries, companies under the same control or with its Affiliates (collectively, “Lender Parties”), rental fees from lessees unaffiliated with Lender Parties, processing fees charged to any entity unaffiliated with Lender Parties by the Borrower and all its subsidiaries, assignees or other related entities. Net Revenue shall exclude taxes, direct expenses such as, but not limited to, COGS, Equipment financing costs, Equipment repurchase price, repairs, maintenance fees, usage fees and deployment fees and uncollected revenue. Borrower shall provide Lender with a quarterly report of Net Revenue actually collected. Consistent with Section 3(i) of the Agreement, all income generated from Borrower’s operations shall be deposited into a lockbox account controlled by Lender at a bank acceptable to Lender and Borrower (the “Deposit Account”). On a daily basis, all amounts then due and owing to Lender with respect to this Appendix A shall be distributed, and amounts remaining in the Deposit Account shall be transferred to Borrower, however, with respect to the Net Revenue Percentage Distribution, Borrower shall provide Lender with a quarterly report of actually collected Net Revenue for each fiscal quarter and shall distribute the Net Revenue Percentage Distribution to Lender within 15 (fifteen) days from the end of the fiscal quarter. Borrower shall have a right of first refusal should Lender desire to sell any or all rights arising from this Borrower’s Net Revenue Sharing commitment.

D.	BORROWER COMMON STOCK PURCHASE WARRANTS

Upon execution of this Agreement, Borrower shall issue Lender Warrants in the manner described herein:

Number of warrant shares	Strike price

5,000,000	$0.25
5,000,000	$0.50
5,000,000	$0.75
5,000,000	$1.00

The Warrants shall be exercisable within five years from the date of issuance with a cashless exercise option.

E.	UNIT PURCHASE PRICE/PURCHASE AND PAYMENT TERMS/REPURCHASE BY BORROWER

Each Unit shall have a purchase price which is the lesser of (a) US$1,200,000 or (b) the amount of the monthly Unit Rental Rate agreed with Lessee and acceptable to Borrower divided by 15% and multiplied by 12 (“Unit Purchase Price”). Within two (2) business days from the execution of an Equipment Rental Agreement for a Unit in form and substance acceptable to both Lender and Borrower, with a Lessee identified by Borrower (“Unit Payment Date”), Lender shall cause the respective designated Affiliate to pay Borrower via bank transfer the full Unit Purchase Price of the respective Unit calculated in accordance with this section. Lender hereby guarantees the full Unit Purchase Price should Affiliate fail to pay within the contractually agreed deadline. Upon receipt of the full purchase price Borrower shall deliver Affiliate a bill of sale in a form acceptable to Borrower to transfer and vest in Affiliate good and marketable title to the Equipment free and clear of all liens and encumbrances other than as provided in this Agreement. Neither Lender nor Affiliate shall sell or encumber or pledge in any way the Units for the entire term of the Equipment Rental Agreement. Upon expiration of the term of the Equipment Rental Agreement, the Affiliate shall have the right, but not the obligation, to offer Borrower the Units for purchase at the respective Unit Purchase Price.

F.	TAXES

The price quoted is exclusive of any local, state or federal tax which may now be in effect or hereafter apply, and which shall be the sole responsibility of Borrower.

G.	ASSEMBLY AND SHIPMENT

Units shall be contract manufactured by AGT or by such other manufacturing facility as Borrower in its sole discretion may from time to time choose or agree, within four (4) months from a purchase order placed by Borrower to AGT in respect of each Unit, and shipped directly from the Borrower’s contract manufacturer to Lessee’s facility or to such other facility as Borrower may determine necessary from time to time for the fulfillment of Borrower’s obligations under the various agreements by and among Borrower, Lender, Affiliates and/or Lessees, at Borrower’s or Lessee’s expense, as such expense is agreed between Borrower and each Lessee in Borrower’s sole discretion. Neither Lender nor Affiliates shall take possession of the Units for as long as Borrower is not notified of, and in material breach of this Agreement for longer than 30 (thirty) days. Lender, Affiliates and Borrower shall cooperate in good faith to cure any material breaches of this Agreement and Lender shall cause Affiliates to cooperate in good faith with Borrower to cure any material breaches of any agreement to which Affiliates and Borrower are a party.

H.	INTELLECTUAL PROPERTY, NON-CIRCUMVENTION. NON-COMPETITION. CONFIDENTIALITY

“Trade Secret” shall mean any information, including but not limited to a formula, pattern, compilation, program, device, method, technique or process, regardless of whether it derives independent economic value, actual or potential, from not being generally known. “Borrower Trade Secret” is a Trade Secret belonging to Borrower. “Lender Trade Secret” is a Trade Secret belonging to Lender and/or Affiliates. Borrower’s Trade Secrets and Lender’s Trade Secrets may not be copyrighted, trademarked or patented by the other nor may the other copy confidential information except for backup and archival purposes.

All Unit design data (including but not limited to specifications, drawings, estimates, quotations, illustrations, blueprints, bulletins, maintenance manuals, literature and other digital, electronic, or printed materials, papers, and documents) (“Design Data”) is not a work for hire and shall remain Borrower’s property. Borrower reserves all proprietary and authorship rights in the Design Data, which may not be copied, reproduced, transmitted, or communicated to any third party without Borrower’s written consent, except to Lender’s or Affiliates’ employees who are required to use Design Data as part of their duties. Borrower may make discretionary changes in the Design Data and may modify the Units as long as such changes do not change the Unit Purchase Price.

Lender agrees not to, and shall cause Affiliates to agree not to, copy nor permit anyone else to copy or imitate the Equipment, or parts thereof, or processes used in connection with the Units or Borrower intellectual property or parts thereof without written approval of the Borrower and will not knowingly, directly or indirectly, violate or infringe on or contest the validity of any patent, or other intellectual property or license rights of the Borrower pertaining to any of said equipment or their mode of operation or any of the parts thereof. Borrower’s name, trademark, trade names, patent numbers, and “patent pending” designations shall not be defaced or removed from the equipment, nor shall Lender or Affiliates allow such matters to be defaced or removed.

For the longest of the duration hereof or the duration of the Equipment Rental Agreement and for an additional one (1) year thereafter Lender agrees, and shall cause Affiliates to agree, (a) not to compete or cause any third party to compete with Borrower, (b) not to circumvent Borrower in any way, (c) not to contract directly or indirectly with any Lessee, with any competitor of the Borrower, with AGT or with any other contract manufacturer in connection with the Units or in connection with equipment similar in use and functionality with the units, (d) not to procure, finance or facilitate the manufacturing, sale, operation or design of any type of equipment or of any process, system or method that may compete with the Units or with Borrower’s business model and (e) refrain from any acts, inducements, and statements that may have as effect loss of business opportunity by Borrower in connection with the Units.

To the extent authorized by law and by the various pre-existing obligations of each Party, including Affiliates, the Parties may wish, from time to time, in connection with this Agreement, to disclose confidential information to each other (“Confidential Information”). Each Party (i) shall maintain the other Party’s confidential information strictly confidential, (ii) agrees that it will take the same steps to protect the confidentiality of the other Party’s confidential information as it takes to protect its own confidential information, which shall in no event be less than reasonable steps, (iii) shall not use the other Party’s confidential information for any purpose other than in accordance with this Agreement and shall not disclose such confidential information to any person other than its personnel who have a need to know such confidential information for the purpose of this Agreement and who are subject to a nondisclosure obligation comparable in scope to this Section.

I.	TECHNICAL ADVICE

All technical advice, recommendations, and services of Borrower are intended for use by persons having the required skill and is used at their own risk. Borrower assumes no responsibility, and Lender hereby waives, and shall cause Affiliates to waive, all claims against Borrower, for results obtained or damages incurred due to Lender’s or Affiliates’ direct use of the Units in manners other than provided herein or due to technical advice or recommendations in connection with the Units given by Lender or Affiliates that were not approved or issued by Borrower. Borrower undertakes to provide such technical advice to all approved Lessees and to supervise the installation and operation of the Unit, for which it will release Lender and Affiliates of any liability if the installation and operation of the Unit is performed under Borrower supervision and with Borrower’s approval.

J.	CHANGES

Neither Lender nor Affiliate may, at any time, request changes in

(a)	Unit specifications, including drawings and designs;

(b)	Unit method of shipping and packing;

Any design or Unit specifications shall be exclusively done in Borrower’s discretion and judgment. Borrower may make any changes, improvements, and repairs to the Units at Borrower’s cost for the duration of this Agreement, which, in Borrower’s sole judgment and discretion, are necessary for the optimal functioning of the Units.

K.	INSPECTION/TESTING

Neither Lender nor Affiliate shall require any testing or inspection of the Unit before delivery of the Units and hereby specifically delegates such inspection and testing to Borrower to Borrower’s satisfaction upon delivery of the Units by Borrower’s contract manufacturer, AGT or such other contracted manufacturer as Borrower may from time to time in its sole discretion contract or appoint.

L.	INSTALLATION SUPERVISION

Each Unit installation shall be the sole right of the Borrower, which shall ensure that Lessees provide all necessary transportation, electrical wiring, hook-up, plumbing, hoisting or alterations to building or contents to facilitate proper functionality of the Unit. Installation charges whether by Borrower or third parties are not included in the price of the equipment and shall be the sole responsibility of Borrower or, as the case may be, of Lessee.

M.	TRAINING

Training is a critical element in the successful operation and continued performance of the Units. Borrower shall develop training materials and shall ensure that all Lessees have a contractual obligation to provide appropriate training to all personnel operating the Unit, under Borrower’s supervision and using only Borrower-developed and approved training materials. In any event, all personnel operating the Units, whether authorized by the Lender, Affiliate or by the Borrower, shall only do so after undergoing appropriate training.

N.	LEGAL COMPLIANCE

Both Lender and Borrower shall comply with all applicable laws and regulations in connection with their performance under this Agreement, and Lender shall cause Affiliates to comply with all applicable laws and regulations in connection with their performance under the various agreements that Affiliate may enter into from time to time with Borrower and/or Lessees.

O.	WARRANTY

Borrower warrants that each Unit delivered shall be free from defects in materials or workmanship. In all cases, Borrower shall provide, or shall cause AGT to provide, a WARRANTY that begins with the date of the first processing fee payment by the Lessee under the Equipment Rental Agreement and expires thirty-six (36) months from the date thereof.

If any Unit shall, upon examination by Borrower, prove to be defective in material or workmanship under normal intended usage and maintenance during the warranty period, then Borrower shall repair or replace, at its sole option, such defective item at its own expense or at the expense of a third party that is not the Lender or Affiliate.

The warranty on components and accessories not manufactured by Borrower or by AGT, but are part of the system, is limited to the warranty provided by the original manufacturer of said components to the extent, and only to the extent, that such original manufacturer actually honors such warranty.

ALL WARRANTIES HEREUNDER ARE EXPRESSLY LIMITED TO THE REPAIR OR REPLACEMENT OF DEFECTIVE ITEMS AS SET FORTH HEREIN, AND IN NO EVENT SHALL Borrower BE LIABLE FOR SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES BY REASON OF ANY BREACH OF WARRANTY OR DEFECT IN MATERIAL OR WORKMANSHIP. Borrower SHALL NOT BE RESPONSIBLE FOR REPAIR OR REPLACEMENT OF ITEMS WHICH HAVE BEEN SUBJECTED TO NEGLECT, ACCIDENT OR IMPROPER USE BY Lender, AFFILIATES, Lender PERSONNEL, OR AFFILIATE PERSONNEL, OR WHICH HAVE BEEN ALTERED BY OTHER THAN AUTHORIZED Borrower PERSONNEL.

THIS WARRANTY IS IN LIEU OF OTHER WARRANTIES, EXPRESS OR IMPLIED. ALL IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE HEREBY EXCLUDED.

P.	INDEMNIFICATION

Borrower shall indemnify Lender and Affiliates against damages, liabilities, and expenses (including attorneys’ fees) in connection with third-party litigation arising out of or resulting from any actual defect in the goods purchased hereunder or in connection with the delivery or installation of such goods by Borrower, to the extent that such damages, liabilities, and expenses are directly caused by said defect or other acts or omission of the Borrower.

Likewise, Lender shall, and shall cause Affiliates to defend, indemnify, and hold the Borrower harmless against all damages, liabilities and expenses (including attorneys’ fees) in connection with third-party litigation arising out of or resulting from the misuse or improper use or operation of the equipment by Lender or Affiliates, their employees, agents or contractors, including but not limited to the disabling or modification of any safety devices or other acts or omission of Lender or Affiliates.

Each Party shall notify the other Party in writing within ten (10) calendar days of any accident or injury involving the Unit of which the respective Party becomes aware. Lender shall cause Affiliates to commit to notify Borrower in writing within ten (10) calendar days of any accident or injury involving the Unit of which the respective Affiliate becomes aware.

Q.	INSURANCE

The Units are bespoke pieces of equipment intended for use in connection with processing, among other, cannabis, and therefore it may be impracticable or illegal to obtain insurance for the Units. The Borrower shall undertake its best efforts to maintain, or shall cause Lessees to maintain, if practicable, insurance covering the Units for an amount up to the Unit Purchase Price per the respective Unit. In any event, loss or damage to the Units shall not be Lender or Affiliates responsibility unless caused by intentional or negligent acts or omissions of either Lender, Affiliate, Lender authorized personnel or Affiliates authorized personnel.

R.	FEDERAL CANNABIS LAWS

The parties acknowledge that as of the date hereof, the production, sale, possession and use of cannabis are illegal under the Controlled Substances Act, 21 USC 801 et seq., as it applies to marijuana (“CSA”) and that cannabis is currently classified as a Schedule I controlled substance under the CSA. The United States Supreme Court has confirmed that the federal government has the right to regulate and criminalize cannabis, including for medical purposes, and that federal law criminalizing the use of cannabis preempts state laws that legalize its use. The parties hereto understand that while cannabis production is currently legal under the laws of various states of the United States of America, such laws are subject to change and that the production, sale, use and possession of cannabis may remain illegal under federal law for the foreseeable future. Notwithstanding anything in this Agreement or in the other documents contemplated hereby to the contrary, neither Lender nor Affiliate nor Borrower nor any of their respective directors, officers, shareholders, employees or other agents make or shall make, at any time for the duration of this Agreement, any representation or warranty, whether express or implied, written or oral, on their own behalf or on behalf of third parties, as to the applicability of and compliance with CSA and any other federal laws dealing with the possession, use, cultivation, processing and/or transfer of cannabis as it relates to the Parties or the Lessees.

S.	REMEDIES

In addition to any remedies set forth in these terms and conditions of Sale, each of Lender and Borrower shall be entitled to any and all remedies otherwise available to it under applicable law and not precluded by the Agreement. Notwithstanding any other provision in these terms and conditions of Sale or in any other written document, if payment in full is not made by Affiliate for the Units sold by Borrower to Affiliate, then Borrower shall not commence manufacturing of the Units and shall not deliver the Units in the event of a breach of default by Lender or by Affiliate in any of Lender’s obligations under this Appendix A, or any of Affiliate’s obligations under any agreement to which the respective Affiliate and Borrower are a party. Notwithstanding the above, and without prejudice to any other right or remedy which any Party may have, Lender acknowledges and agrees that breaches of Lender’s or Affiliates’ obligations under Sections F through P, inclusively, shall cause Borrower irreparable harm, and that damages alone may not be an adequate remedy for breaches of sections F through P, inclusively, by Lender or by any Affiliate, so that in the event of a breach or anticipated breach of the provisions contained in said sections the remedies of injunction an/or an order for specific performance may be available, appropriate and pursued.

T.	FORCE MAJURE

Neither Lender nor Borrower shall be liable for damages, including liquidated damages, if any, for delays in delivery or failure to perform in connection with the Equipment manufacturing, sale or rental, except for payment of the Unit Purchase Price, due to causes beyond the control and without the fault or negligence of the party claiming Force Majeure. Such causes include but are not limited to, acts of God, acts of war or terrorism, acts of the federal or any State or local government, fires floods, epidemics, quarantine restrictions, strikes, disturbances, or embargoes.

U.	ASSIGNMENT

The Borrower may subcontract or assign any or all of its obligations under this Appendix A in its discretion. It is understood, however, that the Borrower remains fully responsible for compliance with its obligations under the Agreement including conformance of the machinery to the requirements set forth herein. Lender may assign any or all of its rights and obligations under this Agreement to such Lender entities, which Lender may from time to time incorporate.